Exhibit 99.1

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit
1, cours Valmy 92923 Paris La Défense Cedex	Faubourg de l’Arche 11, allée de l’Arche 92037 Paris La Défense Cedex

TOTAL S.A.

Registered office: 2, Place Jean Millier – La Défense 6 – 92400 Courbevoie

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

Year ended December 31, 2009

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, cash flows, changes in shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009, 2008 and 2007, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in the Introduction of the Notes to the consolidated financial statements, the Company has changed its method for reserve estimates due to the adoption of the Accounting Standards Update No. 2010-03, Oil and Gas Reserve Estimation and Disclosures, effective for annual reporting periods ended on or after December 31, 2009.

KPMG Audit	ERNST & YOUNG Audit
A division of KPMG S.A.

/s/ JAY NIRSIMLOO	/s/ PASCAL MACIOCE
Jay Nirsimloo	Pascal Macioce
Partner	Partner

Paris La Défense,

March 8, 2010